

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 14, 2016

Via E-mail
David C. Silvius
Chief Financial Officer,
 Vice President and Treasurer
Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, Tennessee 37421

> **Re: Astec Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2016**
> **Filed May 6, 2016**
> **File No. 001-11595**

Dear Mr. Silvius:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management Discussion and Analysis of Financial Condition and Results of Operations, page A-5

Critical Accounting Policies and Estimates, page A-16

1.   We see from page A-31 that the provision for your allowance for doubtful accounts significantly decreased to $18,000 in fiscal year 2015 compared to $1,000,000 in 2014. Please explain to us the underlying reasons for any significant changes in estimates related to the allowance for doubtful accounts. In addition, tell us why you do not include

the valuation of accounts receivable as a critical accounting estimate. Refer to Sections I.E and V of SEC Release 33-8350.

Note 13. Derivative Financial Instruments, page A-43

2.   We reference the disclosure on page 14 that you utilize forward-looking contracts coupled with advanced steel purchases to minimize the impact of changing steel prices on gross profit.   Please tell us how you account for the forward contracts and revise future filings to include relevant disclosure about your accounting as required by ASC 815-10-50 and Rule 4-08(n) of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Results of Operations, page 21

Gross Profit, page 22

3.   Please reference your response to comment 5 in our letter dated July 8, 2015. We see you disclose that gross profit as a percentage of sales increased due to a combination of favorable factors including product mix, lower manufacturing costs due to lean initiatives, improved foreign exchange gains/losses without quantifying the impact of each item. Please revise future filings to disclose the relative extent of each material factor contributing to an increase or decrease in operating results. Refer to Item 303(b)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David C. Silvius
Astec Industries, Inc.
July 14, 2016
Page 3

You may contact Andri Carpenter at (202) 551-3645, or Kristin Lochhead, Senior Accountant, at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kristin Lochhead for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery